EXHIBIT 99.1

News Release dated February 7, 2018, Suncor Energy reports fourth quarter 2017 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports fourth quarter 2017 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures referred to in this news release (funds from operations, operating earnings (loss), Oil Sands operations cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (Feb. 7, 2018) — “Strong performance in both our upstream and downstream operations combined to generate record quarterly funds from operations of more than $3 billion,” said Steve Williams, president and chief executive officer. “This was significantly higher than our capital and dividend commitments, allowing us to reduce long-term debt and return additional value to shareholders through more than $800 million in share repurchases.”

•                  Funds from operations of $3.016 billion ($1.83 per common share) represents a new quarterly record for the company. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.755 billion ($1.67 per common share).

•                  Operating earnings of $1.310 billion ($0.79 per common share) and net earnings of $1.382 billion ($0.84 per common share).

•                  Upstream quarterly production was 736,400 barrels of oil equivalent per day (boe/d). Production highlights included record Firebag production and upgrader reliability of greater than 90% at both Oil Sands operations and Syncrude.

•                  At Fort Hills, the first of three secondary extraction trains was successfully brought online subsequent to the end of the quarter and paraffinic froth treated bitumen is now being produced and shipped to market.

•                  Hebron production began ahead of schedule and is ramping up.

•                  Oil Sands operations cash operating costs per barrel (bbl) were $24.20, compared to $24.95 in the prior year quarter, and represent the lowest level achieved during a fourth quarter in more than a decade. Annual Oil Sands operations cash operating costs per barrel for 2017 decreased to $23.80, from $26.50 in the prior year, and were also the lowest in over a decade.

•                  Refinery utilization of 94% and a continued favourable business environment helped the Refining and Marketing (R&M) segment contribute $935 million in funds from operations and $746 million in operating earnings in the quarter.

•                  Subsequent to the end of the quarter, Suncor’s Board of Directors approved a quarterly dividend of $0.36 per common share, which represents an increase of 12.5% over the prior quarter dividend,

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and also approved a further $2 billion share buyback program, continuing to demonstrate the company’s ability to generate cash flow and commitment to return cash to shareholders.

Financial Results

Suncor recorded fourth quarter 2017 operating earnings of $1.310 billion ($0.79 per common share) compared to $636 million ($0.38 per common share) in the prior year quarter. Highlights of the quarter include improved crude oil pricing and benchmark crack spreads, lower operating and exploration costs, refinery utilization of 94%, higher sales volumes at Oil Sands and continued strong upstream production. Improved benchmark pricing in the quarter was partially offset by the strengthening of the Canadian dollar.

Funds from operations were $3.016 billion ($1.83 per common share) compared to $2.365 billion ($1.42 per common share) in the fourth quarter of 2016 and were influenced by the same factors impacting operating earnings noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.755 billion for the fourth quarter of 2017, compared to $2.791 billion for the fourth quarter of 2016.

Net earnings were $1.382 billion ($0.84 per common share) in the fourth quarter of 2017, compared to $531 million ($0.32 per common share) in the prior year quarter. Net earnings for the fourth quarter of 2017 included a net $124 million deferred income tax recovery related to a decrease in the United States (U.S.) corporate tax rate from 35% to 21%, an unrealized after-tax foreign exchange loss of $91 million on the revaluation of U.S. dollar denominated debt, after-tax insurance proceeds of $55 million, an after-tax loss of $18 million for early payment of debt and a net after-tax gain of $2 million on interest rate swaps associated with debt issued in the fourth quarter. Net earnings in the prior year quarter included an unrealized after-tax foreign exchange loss of $222 million on the revaluation of U.S. dollar denominated debt, $71 million of after-tax derecognition charges and a non-cash after-tax mark to market gain of $188 million on interest rate derivatives.

Operating Results

Suncor’s total upstream production was 736,400 boe/d in the fourth quarter of 2017, compared to 738,500 boe/d in the prior year quarter.

Oil Sands operations production was 446,800 barrels per day (bbls/d) in the fourth quarter of 2017, compared to 433,400 bbls/d in the prior year quarter, with the increase as a result of improved mining and extraction reliability and record Firebag production, partially offset by lower production at MacKay River. Upgrader utilization in the fourth quarters of 2017 and 2016 was strong at 93%, with both periods impacted by planned maintenance. Oil Sands operations production in the fourth quarter of 2017 also benefited from bitumen froth received from the Fort Hills primary extraction assets, which was further upgraded into synthetic crude oil (SCO).

Oil Sands operations cash operating costs per barrel decreased to $24.20 in the fourth quarter of 2017, compared to $24.95 in the prior year quarter, and represent the lowest level achieved during a fourth quarter in more than a decade. Improved production and a continued focus on cost discipline in 2017 resulted in Oil Sands operations achieving the lowest annual cash operating costs per barrel in more than a decade, decreasing to $23.80 from $26.50 in 2016.

Suncor’s share of Syncrude production was 174,400 bbls/d in the fourth quarter of 2017, compared to 187,000 bbls/d in the prior year quarter. Syncrude upgrader reliability was strong in both quarters, with the fourth quarter of 2017 achieving 94% and the prior year quarter achieving 102%. Syncrude cash operating costs per barrel in the fourth quarter of 2017 were $32.80, and were comparable to $32.55 in the prior year quarter, due to a decrease in operating costs offsetting lower production.

Production volumes in Exploration and Production (E&P) were 115,200 boe/d in the fourth quarter of 2017, compared to 118,100 boe/d in the prior year quarter, with the decrease attributed to lower offshore production, partially offset by increased production from Libya and initial production from the newly commissioned Hebron asset, which began producing in the fourth quarter ahead of schedule.

R&M’s refinery crude throughput was 432,400 bbls/d in the fourth quarter of 2017, compared to 427,300 bbls/d in the prior year quarter, with strong reliability at the majority of the company’s refineries partially offset by the impact of a third-party power outage at the Montreal refinery. Average refinery utilization was 94% in the fourth quarter of 2017, and was comparable to 93% in the prior year quarter.

“We achieved greater than 90% reliability at all of our Oil Sands upgrading assets and a combined refinery utilization of 94% during the fourth quarter,” said Williams. “Our continued focus on disciplined cost management, combined with improved overall reliability, drove annual oil sands cash operating costs below $25 per barrel for the first time in ten years.”

Strategy Update

The disciplined execution of Suncor’s 2017 capital program was focused on bringing Suncor’s major growth projects, Fort Hills and Hebron, to first oil, while continuing to invest in the safety, reliability and efficiency of the company’s operating assets. The company is proud to report that both Fort Hills and Hebron have been safely brought online and are now producing oil, demonstrating Suncor’s continued ability to deliver on its commitments.

The company spent $1.444 billion on capital expenditures during the fourth quarter of 2017, bringing annual spending to $5.822 billion, excluding capitalized interest. 2017 annual spending includes additional expenditures of approximately $150 million related to the facility incident that occurred at Syncrude in the first quarter of 2017. The company expects to receive a total of approximately $140 million in property damage insurance proceeds related to the incident, for net capital expenditures of $5.682 billion for the year. In the fourth quarter of 2017, the company received an interim payment of $76 million of its anticipated property damage insurance proceeds related to the incident, with the remaining payment anticipated to be received in 2018.

The Fort Hills project began producing paraffinic froth-treated bitumen from secondary extraction on January 27, 2018, and the production ramp up to the project’s nameplate capacity of 194,000 bbls/d is progressing on schedule. Prior to secondary extraction coming online, the company continued to test the front end of the plant to mitigate the risk associated with the ramp up in 2018, resulting in bitumen froth production. The bitumen froth was further processed by Oil Sands operations and included as SCO production in the period. The total cost of the project to mechanical completion at the end of 2017 was approximately $17.160 billion, excluding the impact of unfavourable foreign exchange. Suncor’s estimated capital intensity is approximately $83,000 to mechanical completion and is comparable to the original per flowing barrel cost estimate of $84,000.

During the fourth quarter of 2017, the Fort Hills partners resolved the previously announced commercial dispute and reached an agreement whereby Suncor and Teck Resources Limited (Teck) each acquired an additional working interest in the Fort Hills project from Total E&P Canada Ltd. (Total). Under the terms of the agreement Suncor’s share of the project increased to 53.06% and Teck’s share increased to 20.89%, for approximate acquisition costs of $300 million and $120 million, respectively, and Total’s share decreased to 26.05%. Working interests in the Fort Hills project may be further adjusted in accordance with the terms of the agreement.

In November, Suncor completed the sale of a 49% interest in the East Tank Farm Development to the Fort McKay and Mikisew Cree First Nations for proceeds of $503 million. The mutually beneficial agreement represents the most significant business investment ever made in Canada by First Nations and demonstrates Suncor’s commitment to sustainable resource development in partnership with the community.

During the fourth quarter of 2017, first oil at Hebron was achieved ahead of schedule and production continues to ramp up following favourable initial results. At peak, the project is expected to produce more than 30,000 bbls/d, net to Suncor, ramping up over the next several years. The post-sanction cost of the project to first oil was approximately $2.4 billion. Other E&P activity in the fourth quarter included development drilling at White Rose, Hebron, Terra Nova and Hibernia, as well as development work on the West White Rose Project and the Norwegian Oda project.

“With Fort Hills and Hebron both successfully commissioned and now producing oil, the safe and steady ramp up of production is proceeding as planned,” said Williams. “We believe the addition of these high-quality assets to our portfolio will return long-term value to shareholders and could not have been achieved without the hard work and dedication of our employees and business partners.”

During the fourth quarter of 2017, the company issued US$750 million of 4.00% senior unsecured notes due in 2047. The proceeds were combined with the $503 million received from the sale of a 49% interest in the East Tank Farm Development and were used for the early redemption of US$600 million of 6.05% senior unsecured notes and $700 million of 5.80% Medium Term Notes, both originally due in 2018. The net decrease in long-term debt was executed early to take advantage of favourable market conditions in the fourth quarter of 2017, and is expected to reduce future financing costs and provide ongoing balance sheet flexibility. All debt previously due in 2018 has now been repaid and, apart from US$223 million due in 2019, the company does not have a significant debt repayment due until 2021. Under the company’s normal course issuer bid, which commenced in the second quarter of 2017, the company repurchased $835 million of its own shares for cancellation in the fourth quarter of 2017, bringing the full year total shares purchased and cancelled to $1.413 billion.

Subsequent to the end of the quarter, Suncor’s Board of Directors approved a quarterly dividend of $0.36 per common share, which represents an increase of 12.5% over the prior quarter dividend, and also approved a further $2 billion share buyback program currently anticipated to commence after the expiry of the company’s current program on May 1, 2018, continuing to demonstrate the company’s ability to generate cash flow and commitment to return cash to shareholders.

Operating Earnings (Loss) Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2017	2016	2017	2016
Net earnings	1 382	531	4 458	445
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	91	222	(702)	(524)
(Gain) loss on interest rate swaps(2)	(2)	(188)	20	(6)
Impact of income tax rate adjustment on deferred taxes(3)	(124)	—	(124)	(180)
Insurance proceeds(4)	(55)	—	(55)	—
Loss on early payment of long-term debt(5)	18	—	28	73
Derecognition(6)	—	71	—	71
Gain on significant disposal(7)	—	—	(437)	—
COS acquisition and integration costs(8)	—	—	—	38
Operating earnings (loss)(1)	1 310	636	3 188	(83)

(1)         Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)         (Gain) loss on forward interest rate swaps associated with issued debt, due to changes in long-term interest rates, in the Corporate segment.

(3)         In the fourth quarter of 2017, the company recorded a net adjustment to its deferred income taxes of $124 million related to tax reform legislation in the U.S., with the most significant impact resulting from a decrease in the corporate tax rate from 35% to 21%. The net deferred tax recovery of $124 million was comprised of a $140 million recovery in R&M, a $14 million expense in E&P and a $2 million expense in the company’s Energy Trading business. The year ended December 31, 2016 was impacted by an adjustment to the company’s deferred income taxes resulting from a decrease from 50% to 40% in the United Kingdom tax rate on oil and gas profits from the North Sea.

(4)         During the fourth quarter of 2017, the company received after-tax property damage insurance proceeds of $55 million ($76 million before tax) related to a facility incident at Syncrude, which occurred in the first quarter of 2017.

(5)         Charges associated with the early repayment of debt, net of associated realized foreign currency hedge gains, in the Corporate segment.

(6)         During the fourth quarter of 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment as a result of the uncertainty of future benefits from these assets, as well as $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy development assets as a result of the uncertainty of future benefits from these assets.

(7)         Gain of $354 million in the R&M segment related to the sale of the company’s lubricants business, combined with a gain of $83 million in the Corporate segment related to the sale of the company’s interest in the Cedar Point wind facility.

(8)         Transaction and related charges associated with the acquisition of Canadian Oil Sands Limited (COS) in the Corporate segment.

Corporate Guidance

Suncor has updated its full year business environment outlook assumption as a result of the recently announced change in the U.S. corporate tax rate from 35% to 21%. For further details and advisories regarding Suncor’s 2018 corporate guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Report to Shareholders for the Fourth Quarter of 2017 dated February 7, 2018 (the Quarterly Report) and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the Quarterly Report. Oil Sands operations cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the Quarterly Report and reconciled to GAAP measures in the Segment Results and Analysis section of the Quarterly Report. Funds from operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the Quarterly Report. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the expectation that the company will receive a total of approximately $140 million in property damage insurance proceeds related to the Syncrude facility incident that occurred during the first quarter of 2017 and that the remaining payment will be received in 2018; the Fort Hills project’s nameplate capacity of 194,000 bbls/d; that testing done to the front end of the plant at Fort Hills will mitigate the risk associated with the ramp up in 2018; Suncor’s estimated capital intensity of approximately $83,000 to mechanical completion at the end of 2017; the possibility that working interests in the Fort Hills project may be further adjusted in accordance with the terms of the agreement with the Fort Hills partners; the expectation that Hebron will produce more than 30,000 bbls/d, net to Suncor, at peak and that it will ramp up over the next several years; the belief that the addition of Fort Hills and Hebron to the company’s portfolio will return long-term value to shareholders; the expectation that the net decrease in long-term debt in the fourth quarter of 2017 will reduce future financing costs and provide ongoing balance sheet flexibility; expectations about the company’s share buyback programs; and Suncor’s business environment outlook assumption for the U.S. corporate tax rate. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The Quarterly Report and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory — BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

A full copy of Suncor’s fourth quarter 2017 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s fourth quarter results, visit suncor.com/webcasts. Representing management will be Steve Williams, president and chief executive officer, Mark Little, chief operating officer and Alister Cowan, executive vice president and chief financial officer.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com